UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

NET Power Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

64107A 105

(CUSIP Number)

June 8, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107A 105

1.	Names of Reporting Persons Daniel J. Rice, IV 2018 Irrevocable Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Hampshire

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,510,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,510,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,510,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.2%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	The reported securities (the “Reported Securities”) include (a) 3,467,500 share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of NET Power Inc. (the “Issuer”) and (b) 42,500 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person; such warrants are exercisable beginning on July 8, 2023.

(2)	Calculated based on 67,352,271 shares of Class A Common Stock issued and outstanding, as reported on the Issuer’s Current Report on Form 8-K, filed on June 14, 2023, plus 42,500 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

Item 1(a).	Name of Issuer

NET Power Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

404 Hunt Street, Suite 410

Durham, North Carolina 27701

Item 2(a).	Names of Persons Filing

This schedule 13G is filed on behalf of the Daniel J. Rice, IV 2018 Irrevocable Trust (the “Reporting Person”). Andrew L. Share, the trustee of the Reporting Person, has voting and dispositive control over the shares held by the Reporting Person.

Item 2(b).	Address of the Principal Business Office or, if None, Residence

c/o Nixon Peabody LLP

900 Elm Street

Manchester, New Hampshire 03101

Item 2(c).	Citizenship

The Reporting Person is a trust established under the laws of New Hampshire.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

64107A 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

Daniel J. Rice, IV 2018 Irrevocable Trust

/s/ Andrew L. Share
Name:	Andrew L. Share
Title:	Trustee

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